

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 6, 2008

Via U.S. Mail

Paul J. Klaassen
Director and Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

> **RE: Sunrise Senior Living, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **File No. 1-16499**
> **Filed March 24, 2008**

Dear Mr. Klaassen:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in an amended Form 10-K. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 30
We have identified material weaknesses in our internal control…, page 32

1.   Disclose the costs to date spent on addressing your control deficiencies and your efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Our potential indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect…, page 34

2.   Clarify whether your indemnification obligations remain in effect if your current or former directors and officers are found to have committed securities violations.

Our failure to comply with financial obligations contained in debt instruments…, page 41

3.   Indicate whether you were (as of 12/31/06) and are currently in compliance with the financial covenants highlighted in the risk factor.

Item 3. Legal Proceedings, page 48

4.   Specify the "certain actions taken by Mr. Rush [that] were not consistent with the document retention directives issued by the Company."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Special Independent Committee Inquiry and Accounting Review, page 59

5.   We note your disclosure on page 60 relating to the Special Independent Committee's inquiry and findings with respect to certain judgmental accruals and reserves. Please revise to provide a detailed description of each instance of "inappropriate accounting" made during the third quarter of 2003 through the fourth quarter of 2005.

6.   Disclose whether the Special Independent Committee reached any conclusions regarding the underlying reasons for each instance of "inappropriate accounting" including, but not limited to, why such instances were not prevented and why they were not discovered in prior reporting periods.

7.   Please disclose the impact that each instance of "inappropriate accounting" had on the company's financial statements, including earnings per share, in total and by quarter.

8.   We note that the Special Independent Committee completed the fact-finding part of its investigation relating to allegations of option backdating, real estate accounting errors and insider trading on September 28, 2007. We also note that its fact-finding investigation relating to accruals and reserves concluded on December 20, 2007. Clarify why the Committee's fact-finding investigations were handled separately and whether the SEIU's allegations were also the impetus for all fact-finding investigations or whether

there were others responsible for prompting any of the Special Independent Committee's inquiries.

Accounting for Stock-Based Compensation, page 63

9.   Refer to the last sentence in the fourth paragraph of your sensitivity analysis on page 66. We note that if you had used the highest closing price of your stock within the range, your total stock-based compensation adjustment would have been increased by approximately $25.5 million, pre-tax. We also note that if you had used the lowest closing price of your stock within the range your total restated compensation expense would have increased by $1.6 million. Provide us with the breakdown or composition of these amounts by category (e.g. repricing, cancellation and reissuance; modification, grants to CEO and other).

Critical Accounting Policies and Estimates, page 67

10.   We refer to your Critical Accounting Policy and Estimate disclosures. You have identified eight areas that you consider to be the most material to the presentation of your financial statements. However, most of the disclosures presented in this section duplicate the description of your accounting policies found in the notes to the financial statements and fail to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

We refer to your critical accounting policies for earnings and return on investment in unconsolidated communities, real estate sales, goodwill and guarantees. Based upon your current disclosures, it is not clear which estimates and assumptions in this area are the most critical, and it is not possible for a reader to discern the impact that other reasonable assumptions would have had on your financial condition or operating performance if you had chosen other reasonable alternatives. Revise to describe the significant assumptions and estimates involved in accounting in these areas and specifically clarify why these estimates and assumptions bear a risk of change. Discuss how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. This discussion should include material quantitative information and sensitivity analysis.

Results of Operations, page 71
Sunrise's Share of Earnings and Return on Investment in Unconsolidated Communities, page 79

11.   We note that in 2006 your share of earnings and return on investment in unconsolidated communities represents 107% of your income before provision for income taxes. We note that the increase of $30.2 million was primarily comprised of three ventures recapitalized in 2006. You disclosed in the financial statements that you recorded $47.7 million of return on investment from the ventures recapitalized. In this regard revise to describe the recapitalizations in more detail and quantify the composition of the $47.7 by venture.

Notes to Consolidated Financial Statements
Note 2. Restatement of Consolidated Financial Statements, page 113
Accounting for Reimbursed Expenses, page 118

12.   We refer to your revenue stream "reimbursable contract services," which is a material component of your operating revenues, and an area included in your restatement of prior periods. We note your explanation on page 118 that "errors occurred in the accumulation of these amounts resulting in an overstatement of the reported costs and related reimbursement of certain operating expenses." Tell us and disclose the nature of the errors that occurred in this area that overstated the reported costs and related reimbursements and revise similar disclosures in the document accordingly. In addition, EITF 99-19 provides a series of indicators that should be considered in making the determination of gross versus net. This area is a matter of judgment based on the relevant facts and circumstances. Revise to disclose how you considered the indicators in EITF 99-19 to determine that reimbursements received for certain costs and expenses should be characterized as revenues.

Other Adjustments, page 118

13.   We note that the "Other Adjustments" account for approximately 15% of the total pre-tax adjustment to income. Tell us if any adjustments associated with the judgmental accruals and reserves in which the Special Independent Committee found inappropriate accounting, as discussed on page 59, are included in this adjustment category. It does not appear that they have been addressed in any section of the restatement footnote. Please explain.

Note 3. Significant Accounting Policies, page 125
Loss Reserves for Certain Self-Insured Programs, page 129

14.   We note that you used an independent actuary to assist you in estimating the losses and expenses for your self-insured risks and claims under insurance policies issued by SCIC in addition to employee health and dental costs. While you are not required to make reference to this independent actuary, when you do, you should also disclose the name of the expert and include the expert's consent as an exhibit. Please revise accordingly.

Note 6. Acquisitions, page 134
The Fountains, page 136

15.   We refer to your investment in the unconsolidated venture formed to acquire assets from
        The Fountains. We note that you provided a liquidity support agreement and also entered
        into certain credit support arrangements with the venture in which you guaranteed to fund
        shortfalls between actual net operating income and a specified level of net operating
        income to the venture. Also, you agreed to fund the monthly payment of principal and
        interest on the Fountains Loan to the lender up to $7million per year thru 2010. It is
        unclear to us how you concluded that this entity does not require consolidation in
        accordance with FIN 46. Please provide us with the following information in your
        response:

        -   a detailed discussion of the factors discussed in paragraph 5 of FIN 46 regarding
            your determination as to whether this entity is a variable interest entity; and
        -   if it was determined to be a VIE, provide us with your analysis supporting your
            determination that you were not the primary beneficiary.

16.   We note that you recorded the $12 million paid to the venture as an intangible asset.
        Please tell us why you believe this to be an intangible asset, rather than an advance to
        cover the shortfalls or an additional investment in the venture.

Note 7. Sales of Real Estate, page 137
Deposit Method, page 138

17.   We note that you defer recognition of profit on certain real estate sales because you have
        guaranteed the buyer's investment for a limited period of time. Revise to describe in
        more detail the type of guarantee and time period associated with the guarantees affecting
        profit recognition.

18.   We note that you sold a portfolio of operating communities and communities under
        development in 2003 where you guaranteed a return on the buyer's investment for a
        limited period of time. For this reason, you have applied the deposit method. Since it
        appears that the guarantees have not yet expired, tell us how you have determined the
        amount of the entire gain to be $21.5 million.

Investments in Unconsolidated Communities, page144

19.   We note that in 2006 you recorded $47.7 million of return on investment from the
        recapitalization of debt in three ventures. Tell us the composition of this amount by
        venture.

Note 25. Quarterly Results of Operations, page 174

20.   Describe the aggregate effect and the nature of year-end or other adjustments that were material to the results of the 4th quarter of 2006.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:	Richard J. Nadeau
	Chief Financial Officer
	Via Facsimile: (703) 744-1628